October 18, 2011

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Jennifer Thompson, Accounting Branch Chief

Re:	Mojo Ventures, Inc.

September 28, 2011
Form 10-K for the fiscal year ended September 30, 2010
Filed December 27, 2010
Form 8-K filed May 18, 2011
Form 10-Q for the fiscal quarter ended June 30, 2011
Filed August 15, 2011 as amended
File No. 333-148190

Dear Ms. Thompson:

On behalf of our client, Mojo Ventures, Inc. (the “Company”), I hereby inform you of the following:

1.	The Company has received and forwarded to us your comment letter dated September 28, 2011 (the “Letter”) relating to the above referenced Company filings.

2.
On October 4, 2011, I had a telephone conversation with Yong Kim of your office to discuss the Letter.  On this phone call, Ms. Kim indicated that she was orally giving the Company a 10 day extension, until October 26, 2011, to file a complete response to the Letter.

3.	On behalf of the Company, we represent that we will use our best efforts to assist the Company in submitting a complete response to all of your comments in the Letter by the October 26th deadline.

If you have any questions, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Yong Kim, Staff Accountant
Lisa Sellars, Staff Accountant
Securities and Exchange Commission

Peter Scalise III, Chief Executive Officer
Mojo Ventures, Inc.